Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

(Dollars in Thousands)

	2006	2005	2004	2003	2002
EARNINGS:
Income (loss) before income taxes and minority interest	$313,138	$261,347	$159,469	$44,831	$(31,577)
Add (deduct):
Equity in earnings of unconsolidated entities	(93,119)	(66,719)	(64,161)	(50,425)	(42,192)
Distributions from unconsolidated entities	77,835	52,112	46,385	44,940	28,881
Minority interest in pre-tax income of subsidiaries that do not have fixed charges	(15,999)	(12,478)	(12,625)	(13,846)	(16,649)
	281,855	234,262	129,068	25,500	(61,537)
Add fixed charges:
Consolidated interest expense	93,674	84,867	86,241	64,607	47,878
Interest portion (1/3) of consolidated rent expense	30,659	30,142	26,938	21,051	16,582
	$406,188	$349,271	$242,247	$111,158	$2,923
FIXED CHARGES:
Consolidated interest expense	$93,674	$84,867	$86,241	$64,607	$47,878
Interest portion (1/3) of consolidated rent expense	30,659	30,142	26,938	21,051	16,582
	$124,333	$115,009	$113,179	$85,658	$64,460
RATIO OF EARNINGS TO FIXED CHARGES	3.27	3.04	2.14	1.30	— (a)
Tax-effected preferred dividends	$—	$—	$—	$25	$70
Fixed charges	124,333	115,009	113,179	85,658	64,460
Fixed charges and preferred dividends	$124,333	$115,009	$113,179	$85,683	$64,530
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	3.27	3.04	2.14	1.30	— (a)

(a)                                  Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $61.5 million and fixed charges and preferred dividends by $61.6 million. In the year ended December 31, 2002, U.S. Cellular recognized a pre-tax loss on marketable securities and other investments of $295.5 million as a result of management’s determination that unrealized losses with respect to the investments were other than temporary and the write-down of other assets. U.S. Cellular also recognized a pre-tax fair value adjustment related to derivative instruments of $13.2 million in the restatement for the year ended December 31, 2002.